Exhibit 16


                                 January 9, 2003


Securities and Exchange Commission
Washington, D.C. 20549

     re: Circuit Source International, Inc.
         Commission Identification number: 0-30913


Gentlemen:

We have reviewed the filing on Form 8-K dated December 29, 2002 for the above referenced company with respect to Item 4 of that Form-Changes In Registrant's Certifying Accountant.

From the beginning of our relationship with the Company to the date of this letter there have been no events or matters of the types required by Section 304(a)(1) of Regulation S-B of the Securities and Exchange Commission. There were no disagreements with the Company with respect to accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Respectfully submitted,

/s/ Pannell, Kerr, Forster of Texas, P.C